Exhibit 4.33

ASSETS SALE AND PURCHASE AGREEMENT

by and among

GigaMedia Limited

Funtown World Limited

Hoshin GigaMedia Center Inc.

and

TWP Corporation

Dated: December 19, 2005

ASSETS SALE AND PURCHASE AGREEMENT

i

8.2.	Assignment	12
8.3	Notices	12
8.4	Choice of Law and Dispute Resolution	13
8.5	Entire Agreement; Amendments and Waivers	13
8.6	Multiple Counterparts	14
8.7	Expenses	14
8.8	Invalidity	14
8.9	Titles; Gender	14
8.10	Public Statements and Press Releases	14
8.11	Cumulative Remedies	15
8.12	Confidentiality	15

Schedules and Exhibits

Schedule 2.2	Closing Conditions
Schedule 2.2.2 (d)	List of Important Operating Contracts Requiring Consents
Schedule 2.2.2 (e)	Form of the Officer Certificate
Schedule 2.3(a)	Acquired Assets
Part A - Acquired Assets to be transferred to Buyer A
Part B - Acquired Assets to be transferred to Buyer B
Schedule 2.3(b)	Assumed Liabilities
Schedule 2.4(a)	Excluded Assets
Schedule 2.5	Payment Terms
Schedule 3.1	Representation and Warranties of Seller
Schedule 3.1.10	Performa Financial Statements
Schedule 3.1.13(a)	List of Owned Real Properties
Schedule 3.1.13(b)	List of Leases
Schedule 3.1.14(a)	List of Material Contracts
Schedule 3.1.16	List of Litigations
Schedule 3.1.19(a)	List of Proprietary Rights
Schedule 3.1.19(d)	List of License Agreements
Schedule 3.1.22	List of Inventory
Schedule 4.1	Representation and Warranties of Buyer

Exhibit A	Terms and Conditions of Convertible Note
Exhibit B	Pledge Agreement

-ii-

ASSETS SALE AND PURCHASE AGREEMENT

This Assets Sale and Purchase Agreement (this “Agreement”) is entered into as of December 19, 2005 by and between GigaMedia Limited, a corporation organized and existing under the laws of the Republic of Singapore, its wholly owned subsidiaries, Hoshin GigaMedia Center Inc., a corporation organized and existing under the laws of the Republic of China (“Buyer A”) and Funtown World Limited, a corporation organized and existing under the laws of British Virgin Islands (“Buyer B”), (GigaMedia Limited, Buyer A and Buyer B are collectively referred to as the “Buyers”), of the one part, and TWP Corporation, a corporation organized and existing under the laws of the Republic of China (“Seller”) of the other. As used herein, the reference to Seller shall also include Subsidiary and any other third party that are in possession of any assets, rights and interests relating to FunTown Business.

RECITALS

WHEREAS, Seller’s FunTown Division is engaged in the business of operating on-line gaming platforms under the brand name FunTown, designing and developing entertainment software, gaming software and other software, and providing relevant services relating thereto in Taiwan, Hong Kong and Peoples’ Republic of China, including, without limitation, design and development of entertainment software, gaming software and other software, marketing, sale and distribution of entertainment software, gaming software and other software, operating on-line gaming platform, on-line shops for sale of various goods and services, and providing other ancillary services (“FunTown Business”); and

WHEREAS, Buyers desires to purchase from Seller all assets, rights and interests relating to FunTown Business, and Seller desires to sell and cause their affiliate or any third party to sell such assets, rights, interests to Buyers.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

1.1. Defined Terms

Except as otherwise specified or the context may require, the following terms shall have the respective meanings set forth below. Any terms defined in this Agreement may be used in the singular or plural, depending upon the reference.

“Acquired Assets” shall mean any and all of the right, interest and title that Seller, Subsidiary, or any other third party possesses in and to the business, properties, assets and intellectual property rights of any kind, whether tangible or intangible, real or personal and constituting, primarily related to, primarily used in or primarily dedicated to, FunTown Business except for the Excluded Assets as set forth in Schedule 2.4(a). A description of the Acquired Assets to be acquired by Buyers is set forth in Schedule 2.3(a) for reference.

“Action” shall mean any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, criminal prosecution, or unfair labor practice charge or complaint.

“Assumed Liabilities” shall mean the liabilities relating to FunTown Business to be assumed by Buyers, which are listed in Schedule 2.3(b).

“Books and Records” shall mean (a) all records and lists, including, without limitation, those relating to customers, suppliers or personnel, (b) all financial, legal, regulatory, Tax, accounting and personnel records and files, and (c) all other books, ledgers, files, reports, plans, drawings and operating records, whether in hard copy or computer or other format (including without limitation historical files and documents of FunTown Business stored on computer systems or backup files), maintained by or for Seller or Subsidiary, but in the case of each of (a)-(c) above, only to the extent primarily related to or primarily used in FunTown Business and excluding the originals of minute books, stock books and Tax returns.

“Business Employees” means all employees of Seller and Subsidiary who are primarily employed to operate FunTown Business.

“Business Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Business Material Adverse Effect, that is or is reasonably likely to (a) be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of FunTown Business or (b) materially impede Seller’s ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable laws; provided, however, that for purposes of clause (a) above, in no event shall any effect resulting from compliance with the terms and conditions of this Agreement, alone or in combination, be deemed to constitute, nor shall any such effect be taken into account in determining whether there has been or shall be, a Business Material Adverse Effect.

“Closing” means the completion of transfer of the Acquired Assets with respect to FunTown Business which shall take effective on January 1, 2006 at 00:00 a.m.

“Closing Date” means January 2, 2006 or such other date as the Parties shall mutually agree upon.

“Contract” shall mean any agreement, contract, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which any Seller or Subsidiary is a party or is bound and which primarily relates to FunTown Business or the Acquired Assets, whether oral or written .

“Copyrights” shall mean all ROC and foreign copyrights, mask work rights, mask work registrations, copyright applications and unregistered copyrights which primarily relates to FunTown Business held by Seller or Subsidiary.

“Court Order” shall mean any judgment, decision, consent decree, injunction, ruling or order of any governmental Entity that is binding on any Person or its property under applicable law.

“Default” shall mean a breach of or default under any Contract or this Agreement.

“Encumbrance” shall mean any claim, lien, pledge, option, charge, assessment, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, encumbrance, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof entered into by any Seller or of which any Seller has knowledge.

“Excluded Assets,” notwithstanding any other provision of this Agreement, shall mean the assets of Seller or Subsidiary which are specifically excluded from being acquired by Buyers, as set forth in Schedule 2.4(a).

“FunTown Business” means on-line gaming platforms operated by Seller, Subsidiary or any other third party under the brand name FunTown, entertainment software, gaming software and other software designed, developed or used by Seller or Subsidiary, and the relevant services provided by Seller or Subsidiary relating thereto in Taiwan, Hong Kong and Peoples’ Republic of China, including, without limitation, design and development of entertainment software, gaming software and other software, marketing, sale and distribution of entertainment software, gaming software and other software, operating on-line gaming platform, on-line shops for sale of various goods and services, and providing other ancillary services.

“GAAP” shall mean generally accepted accounting principles applied in the ROC for Seller and in Hong Kong for Subsidiary, as the case may be.

“Governmental Entity” means any court or any governmental or other administrative or regulatory authority, department, ministry, agency or commission, whether federal, state or local, domestic or foreign.

“Inventory” shall mean all inventory held for resale and all raw materials, work in process, finished products, wrapping, supply and packaging items and similar items each primarily with respect to FunTown Business and in each case whether owned or held by Seller or Subsidiary and wherever the same may be located.

“Leases” shall mean all of the existing leases with respect to the personal or real property of Seller or Subsidiary listed on Schedule 3.1.13(b).

“Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, claim, deficiency or guaranty of or by any Person of any type, whether known or unknown, disputed or undisputed, secured or unsecured, due or to become due, vested or unvested, liquidated or unliquidated, accrued, absolute, contingent, matured or unmatured, whether or not the same is required to be accrued on the financial statements of Seller.

“Mortgages” shall mean all deeds of trust, mortgages or other debt encumbrances on Owned Real Property.

“Ordinary Course of Business” or “Ordinary Course” or any similar phrase shall mean the ordinary course of the business and consistent with Seller’s past practice with respect to the Business.

“Owned Real Property” shall mean the real property described in Schedule 3.1.13(a), including without limitation all rights, easements and privileges appertaining or relating thereto.

“Patent” shall mean all ROC, Hong Kong, SAR and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof.

“Performa Financial Statements” shall mean the consolidated financial statements (including balance sheet and income statement) related to FunTown Business as of October 31, 2005 attached hereto as Schedule 3.1.10.

“Performa Financial Statements Date” shall mean October 31, 2005.

“Permits” shall mean all licenses, permits, franchises, approvals, authorizations, security clearances, consents or orders, filed with, or issued or granted by, any Governmental Entity, or any other Person.

“Proprietary Rights” shall mean all of Seller’s Copyrights, Patents, Trademarks, technology rights and licenses, computer software (including without limitation any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, designs, specifications, plans, drawings and intellectual property rights primarily related to, used in or otherwise necessary to FunTown Business, including but not limited to all such rights acquired by Seller or Subsidiary pursuant to the Agreement.

“Regulations” shall mean any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, enforceable agency guidelines, and orders of any Governmental Entity, including without limitation public utility, zoning, building and occupational safety and health and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“ROC” or “Taiwan” shall mean the Republic of China.

“Subsidiary” shall mean TWP (Far East) Limited.

“Tax” shall mean any local or foreign income, gross receipts, franchise, estimated, alternative, minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, customs duties, real property, personal property, capital stock, intangibles, withholding, social security, unemployment, disability, payroll, license, employee or other Tax or levy, of any kind whatsoever, including any interest, penalties or additions to Tax in respect of the foregoing whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement relating to any Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Trademarks” shall mean ROC and foreign registered trademarks, common law trademarks and rights, service marks, trade dress, logos, trade names, corporate names, all rights arising from the use of or existing in connection with domain names, and all goodwill associated with the foregoing and all registrations and applications for registration of any of the foregoing.

ARTICLE II.

PURCHASE AND SALE OF ASSETS

2.1. Purchase and Sale of Assets

On the terms and subject to the conditions of this Agreement, as of the Closing, Seller agrees to, and agrees to cause its affiliate or any third party to, sell, transfer, convey, assign and deliver to Buyers, and Buyers agree to buy and acquire from Seller, free and clear of all Encumbrances, all assets, rights and interests of Seller in respect of FunTown Business as more fully described below.

2.2. Closing

The Closing of the transactions contemplated herein with respect to the transfer of FunTown Business shall take effect on January 1, 2006 at 00:00 am subject to the satisfaction or (to the extent permitted by law) waiver of the Closing Conditions set forth in Schedule 2.2. The Closing Date is scheduled on January 2, 2006 at 11:00 am at the office of Seller, or such other date as the Parties shall mutually agree upon.

2.3. Transfer of FunTown Business

(a) On the terms and subject to the conditions contained herein, Seller shall, and shall cause its affiliate or any third party to, at the Closing, sell, convey, transfer, assign and deliver to Buyers, and Buyers shall, at the Closing, purchase and acquire from Seller, the Acquired Assets in respect of FunTown Business located in Taiwan, Hong Kong and Peoples’ Republic of China, including, without limitation, to cause TWI International Inc. and Mr. Chou Mou-Shyh to sell and transfer 7,000,000 shares held by them in TWP (Far East) Limited to Buyer B. A description of the Acquired Assets is set forth in Schedule 2.3(a) for reference.

(b) On the terms and subject to the conditions contained herein, Buyer A and/or Buyer B shall at the Closing, assume and agree to pay, discharge and perform as and when due, and Seller shall assign to the applicable Buyer the Assumed Liabilities, and only the Assumed Liabilities in respect of FunTown Business as set forth in Schedule 2.3(b).

Except as otherwise set forth in this Agreement, Buyers shall be responsible for all Liabilities arising out of, or in connection with, the ownership and use of the Acquired Assets, the settlement of the Assumed Liabilities, and the operation of FunTown Business on and after the Closing Date.

2.4. Excluded Assets and Liabilities

(a) Notwithstanding anything to the contrary contained herein, the Excluded Assets set forth in Schedule 2.4(a) are not part of the sale and purchase transaction contemplated hereby and shall remain the assets of Seller.

(b) For avoidance of any doubt, the parties specifically agree that Buyers shall not assume, or otherwise be responsible for, and Seller agrees to indemnify and hold the Buyers free and harmless from any and all Liabilities of Seller and its affiliates and any Liability not expressly assumed as an Assumed Liability, whether liquidated or unliquidated, or known or unknown, whether arising out of occurrences prior to, at or after the execution date hereof.

2.5. Consideration and Method of Payments

The total consideration for acquisition of FunTown Business is Forty-five Million United States Dollars (US$45,000,000) plus a final payment of up to Five Million United States Dollars (US$5,000,000), subject to its payment terms. The payment terms for the total consideration are set forth in Schedule 2.5.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER

3.1. Seller represent and warrant to Buyers that the statements contained in the attached Schedule 3.1 are true and correct, as of the date hereof.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BUYERS

4.1 Buyers hereby represent and warrant to Seller that the statements contained in attached Schedule 4.1 are true and correct, as of the date hereof.

ARTICLE V.

ACTIONS PRIOR TO THE CLOSING DATE

Seller and Buyers covenant and agree to take the following actions prior to the Closing Date:

5.1. Preserve Accuracy of Representations and Warranties

Each of the parties hereto shall refrain from taking any action which would render any representation or warranty contained in Schedules 3.1 and 4.1 of this Agreement not to be true and correct in all material respects as of the Closing Date.

5.2. Necessary Assistance

Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyers each agree to use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from any applicable governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities and (iii) the obtaining of all necessary consents, approvals or waivers from third parties.

5.3. Employee Matters

Seller agrees to serve a notice of termination to each of the Business Employees under Seller’s payroll with effective termination date of employment upon and prior to the Closing and to pay out the severance pay required by the applicable law and any and all other salaries, benefits and payments due prior to the effective date of termination to those Business Employees. The seniority of the Business Employees under Seller’s payroll will not be carried forwarded and recognized by Buyers. Seller shall use all reasonable efforts to persuade the Business Employees under Subsidiary’s payroll to stay with Subsidiary.

5.4. Notification of Certain Matters

From the date hereof through the Closing, Seller shall give prompt notice to Buyers pursuant to Section 8.3 hereof under any of the following circumstances:

(a) the inability of Seller to satisfy any conditions to Closing;

(b) the lack of truth of any representation or warranty provided by Seller as set forth in Schedule 3.1;

(c) any written notice of any material Action received by Seller that has a Business Material Adverse Effect; or

(d) any Default, the threat of any Action, or any development that occurs before the Closing that has a Business Material Adverse Effect.

5.5. Investigation by Buyers

From the date hereof through the Closing, Seller shall, and shall cause its officers, directors, employees and agents to, afford the representatives of Buyers reasonable access at all reasonable times to the Acquired Assets for the purpose of inspecting the same, and to the officers, employees, agents, attorneys, accountants and properties of FunTown Business and the Books and Records relating to FunTown Business, and shall furnish Buyers and their representatives all financial, operating and other data and information with respect to the Acquired Assets or FunTown Business as Buyers, through their respective representatives, may reasonably request.

5.6. Operation of FunTown Business Prior to the Closing

From the date hereof through the Closing Date, Seller shall, and shall cause its Subsidiary to, operate FunTown Business in the ordinary course of business, consistent with past practice, and as reasonably directed by Buyers. Seller will be responsible for all costs and expenses of FunTown Business incurred prior to the Closing and shall maintain sufficient working capital from the date hereof through the Closing Date. Seller hereby undertakes that the Acquired Assets shall be greater than the Assumed Liabilities by at least Twenty Five Million New Taiwan Dollars (NT$25,000,000) as of the Closing.

From the date hereof through the Closing Date, Seller shall not, and shall cause its Subsidiary not to, without the prior written consent of Buyers or otherwise agreed to by the Parties:

(a) Sell, transfer or otherwise dispose or create any Encumbrance of any material part of its assets (or any interest therein) relating to FunTown Business or contract to do so;

(b) acquire assets (or any interest therein) relating to FunTown Business or contract to do so, other than in the ordinary course of its business;

(c) enter into or permit any Subsidiary to enter into any arrangement, contract or agreement with any Related Party except (i) on an arm’s length basis, (ii) in the ordinary course of business, and (iii) in an amount not exceeding NT$3 million for any such arrangement, contract or agreement or series of related arrangements, contracts or agreements; or

(d) lend any money or permit any Subsidiary to lend any money.

(e) borrow or agree to borrow any money, or act as guarantor to guarantee the obligations of others or incur any material obligations.

(f) hire or increase the remuneration of any employee or agent whose aggregate remuneration exceeds NT$3 million per year.

(g) execute any agreement or commit to license or transfer any of the Proprietary Rights, other than in the ordinary course of its business.

ARTICLE VI.

ACTIONS BY SELLER AND BUYERS AFTER THE CLOSING

Seller and Buyers covenant and agree to take the following actions after the Closing Date:

6.1. Collection of Accounts Receivable and Letters of Credit

At and after the Closing, Buyers shall have the right and authority to collect for the Seller’s account receivables, letters of credit and other items which constitute a part of the Acquired Assets, and Seller shall within ten (10) business days after receipt of any payment in respect of any of the foregoing, properly endorse and deliver to the Buyers any letters of credit, documents, cash or checks received after the Closing on account of or otherwise relating to any such receivables, letters of credit or other items. Seller shall promptly transfer or deliver, or cause to be transferred or delivered, to the Buyers or its designee any cash or other property that Seller may receive after the Closing in respect of any deposit, prepaid expense, claim, contract, license, lease, commitment, sales order, purchase order, letter of credit or receivable of any item, constituting a part of the Acquired Assets.

6.2. Books and Records; Tax Matters

Buyers and Seller agree to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to the Acquired Assets or FunTown Business, including, without limitation, access to books and records, as is reasonably necessary for the filing of all tax returns by Buyers or Seller, the making of any election relating to taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any taxes. Buyers and Seller shall cooperate fully with the other in the conduct of any audit, litigation or other proceeding relating to taxes involving the Acquired Assets or FunTown Business. Buyers and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authorities or any other person as may be necessary to mitigate, reduce or eliminate any tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

6.3. Non-compete

(a) Seller shall not, and shall cause its directors, supervisors, officers or affiliates not to, directly or indirectly approach or hire the employees of Buyers and Business Employees, approach or solicit any subscribers or customers of FunTown Business, or conduct any business that may compete with FunTown Business within the territory of Taiwan, Hong Kong and People’s Republic of China for a period of five years from the Closing Date.

(b) In the event of a breach by Seller of this Section 6.3, Buyers may, in addition to other rights and remedies vested by law, apply to any court of competent jurisdiction for specific performance and injunctive or other relief in order to enforce or prevent any violation of such provisions and the defendant in any such action will not contest such relief on the grounds that the aggrieved party has an adequate remedy at law.

(c) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.3 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of such term or provision to the extent necessary to make it valid and enforceable and this Section 6.3 shall be enforceable as so modified.

6.4. Survival of Obligation

All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided that all remedies and claims in connection with breaches of this Agreement shall be subject to the indemnifications and the limitations contained therein. The respective representations and warranties of the Parties shall not be deemed waived or otherwise affected by any investigation made by the other party hereto and shall survive the Closing Date.

6.5. Further Assistance

(a) Upon and after the Closing, Buyers agree to have relevant Business Employees employed by Buyers at then to provide reasonable assistance and cooperate with Seller to close down the department or the business activities of Seller.

(b) Upon and after the Closing, Seller agrees to provide reasonable assistance and cooperate with Buyers to facilitate a smooth transition of the FunTown Business, including, without limitation, to cooperate with Buyers to complete the required procedures for transfer of the Trademarks and/or Copyrights, to assist Buyers in obtaining any third consents for assignment of the Contracts and/or in renewing or negotiating new contracts relating to FunTown Business on the terms and conditions no less favorable than the existing contracts, and to provide Buyers with other consultation to facilitate the smooth transition.

(c) The parties acknowledge that some of the assets relating to the FunTown Business in Peoples’ Republic of China and the employees under the payroll of Seller’s subsidiary in Peoples’ Republic of China (collectively “China Assets”) will not be transferred to Subsidiary or any other entity to be designated by Buyer B upon the Closing due to the regulatory requirement or other constraints. To the extent permitted by the applicable law, Seller undertakes to assign and transfer the China Assets to Subsidiary or any other entity to be designated by Buyer B as soon as practicable after the Closing and agrees to procure its subsidiary in Peoples’ Republic of China to continue holding the China Assets in trust for Buyers and to provide all the necessary transition services to Buyers at Buyers’ cost so as to enable Buyers to carry out FunTown Business in Peoples’ Republic of China in the ordinary course of business consistent with past practice in all material respects before completion of the transfer of the China Assets. Seller’s subsidiary in Peoples’ Republic of China shall use its own fund to settle any accrued severance or pension liabilities due and payable to the employees under its payroll when their employment is terminated.

6.6. Reports and Consultants

In order to facilitate the Final Payment set forth in Schedule 2.5, during the year of 2006, (a) Buyer B will prepare a business plan with respect to FunTown Business for the year of 2006 which might be updated or developed quarterly and will provide a copy of the business plan and any updates thereof to Seller; (b) Buyer B will prepare monthly reports with respect to the operation and financial status of the FunTown and will provide a copy of such monthly reports whenever they are available; (c) Buyer B agrees that Seller may designate a consultant to monitor the operations of FunTown Business and to keep Seller posted of the developments of FunTown Business. Seller acknowledges and agrees that any information provided to Seller under this Section is for reference only and Seller undertakes to keep any such information in strict confidence.

6.7. Employee Matters

(a) Buyers agree to work in cooperation with the management of the FunTown Business to hire and retain all Business Employees on terms consistent with past practice and prevailing market norms, subject to the views of the FunTown management; the Buyers further agree to continue this arrangement so long as the performance of the individual employees and the business unit overall, as well as the relevant market conditions so warrant. Buyers agree to share with Business Employees (by way of cash bonuses and/or stock options) the good performance of the FunTown Business and agree to grant a high degree of autonomy to the FunTown management to run and grow the FunTown Business.

(b) Seller shall be responsible for any and all liabilities relating to the accrued or unaccrued performance bonus for the entire year of 2005 payable to Business Employees and shall use its own fund to settle any such accrued or unaccrued performance bonus if the payments had not been made to the Business Employees in full on or prior to the Closing.

ARTICLE VII.

INDEMNITY

7.1. Seller’s Indemnity

Seller agrees to indemnify and hold Buyers free and harmless from and against any and all losses, damages, liabilities and expenses incurred by Buyers arising out of, or in connection with, any breach by Seller of any of its covenants in this Agreement and any breach of Seller’s representations and warranties contained and referred to in Schedule 3.1.

7.2. Buyer’s Indemnity

Buyers agree to indemnify and hold Seller free and harmless from and against any and all losses, damages, liabilities and expenses incurred by Seller arising out of, or in connection with, any breach by any Buyer of any of its covenants in this Agreement and any breach of Buyers’ representations and warranties contained and referred to in Schedule 4.1

ARTICLE VIII.

MISCELLANEOUS

8.1. Termination

This Agreement may be terminated by mutual consent of Buyers and Seller without further obligation or costs to either Party prior to the Closing Date. Either Party can terminate this Agreement at any time prior to the Closing Date by thirty-day written notice to the other Party, if the other Party (i) has materially breached the terms or conditions of this Agreement which may materially and adversely affect the transaction contemplated herein; or (ii) is subject to any final order, decree or injunction of a court of competent jurisdiction which prohibits or enjoins the purchase and sale of FunTown Business.

8.2. Assignment

Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties; provided, however, that, following the Closing, Buyers may, without such consent, assign all or any portion of such rights to any lender as collateral security and, at any time, assign all or any portion of such rights and obligations to one or more direct or indirect wholly-owned subsidiaries controlled by any Buyer or to a successor in interest to Buyers which shall assume all related obligations and Liabilities of Buyers under this Agreement, provided, further, that any such assignment shall not relieve Buyers of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

8.3 Notices

All notices, requests, demands and other communications that are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested.

In each case notice shall be sent to:

If to Seller, addressed to:

TWP Corporation

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Attention: H.T. Chou

With a copy to General Counsel

Acer Incorporated

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Attention: BJ Lin

If to Buyers, addressed to:

GigaMedia Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Attention: Chief Executive Officer

With a copy to General Counsel

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Funtown World Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Attention: Chief Executive Officer

Hoshin GigaMedia Center Inc.

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Attention: Chief Executive Officer

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

8.4 Choice of Law and Dispute Resolution

This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of ROC (without reference to the choice of law provisions). The Parties shall seek to solve through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof. If the Parties fail to solve such dispute, controversy or claim by a written agreement within thirty days after one of the Parties or has requested such negotiations by notice to the other Party, such dispute, controversy or claim shall be subject to the jurisdiction of the Taipei District Court for the first instance.

Notwithstanding the above, either Party may bring an action in any court of competent jurisdiction for provisional relief pending the outcome of litigation, including, without limitation, provisional injunctive relief or pre-judgment attachment of assets.

8.5 Entire Agreement; Amendments and Waivers

This Agreement together with all schedules hereto and thereto constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

8.6 Multiple Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.7 Expenses

Buyers shall bear all expenses related to registration and assignment of Trademarks.

Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect.

8.8 Invalidity

In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

8.9 Titles; Gender

The titles, captions or headings of the Articles and Sections herein, and the use of a particular gender, are for convenience of reference only and are not intended to be a part of or to affect or restrict the meaning or interpretation of this Agreement.

8.10 Public Statements and Press Releases

The parties hereto covenant and agree that each will not from and after the date hereof make, issue or release any public announcement, press release, public statement or public acknowledgment of the existence of, or reveal publicly the terms, conditions and status of, the transactions provided for herein, without the prior written consent of the other party as to the content and time of release of and the media in which such statement or announcement is to be made; provided, however, that in the case of announcements, statements, acknowledgments or revelations which either party is required by law to make, issue or release, the making, issuing or releasing of any such announcement, statement, acknowledgment or revelation by the party so required to do so by law shall not constitute a breach of this Agreement if such party shall have given a prior notice to the other party, to the extent reasonably possible, and shall have attempted, to the extent reasonably possible, to clear such announcement, statement, acknowledgment or revelation with the other party. Each party hereto agrees that it will not unreasonably withhold any such consent or clearance.

8.11 Cumulative Remedies

All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

8.12 Confidentiality

The Parties agree that all aspects of the transactions covered by this Agreement shall be kept confidential and neither Party shall without the prior written consent of the other reveal the same to anyone, except as may be required by law or regulations, in which case the Party making such disclosure shall provide the other with prior written notice thereof.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

GigaMedia Limited

By:
Name:
Title:

Funtown World Limited	Hoshin GigaMedia Center Inc.

By:	By:
Name:	Name:
Title:	Title:

TWP Corporation

By:
Name:
Title:

SCHEDULE 2.2

CLOSING CONDITIONS

1.1 Conditions to the Obligations of Seller

The obligations of Seller to consummate Closing shall be subject, in the discretion of Seller, to satisfaction, at or prior to such Closing, of each of the following conditions, any of which may be waived by Seller:

(a) Representations, Warranties and Covenants. The representations and warranties of Buyers contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date); provided, however, that for purposes of determining whether such representations and warranties were true and correct as of the date hereof, or are true and correct as of the Closing Date, all “materiality” shall be disregarded and given no effect. Buyers shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Buyers on or before the Closing Date.

(b) Corporate Documents. Each Buyer shall have obtained resolutions adopted by its board of directors, or shareholders’ meeting, if applicable, approving this Agreement and the transactions contemplated hereby and thereby.

1.2 Conditions to the Obligations of Buyers

The obligations of Buyers to consummate the Closing shall be subject, in the discretion of Buyers, to satisfaction, at or prior to the Closing, of each of the following conditions, any of which may be waived by Buyers:

(a) Representations, Warranties and Covenants. The representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date), except in each case, or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect; provided, however, that for purposes of determining whether such representations and warranties were true and correct as of the date hereof, or are true and correct as of the Closing Date, all “materiality” and other similar qualifications contained therein shall be disregarded and given no effect. Seller shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing Date.

(b) No Actions or Court Orders. No Action by any Governmental Entity shall have been issued, promulgated, enforced, entered, or threatened, or shall be in effect, that does or would restrain or prohibit the Closing, or that would subject Seller, or any of their respective affiliates, to material penalty or sanction as a result of the Closing.

(c) Consents; Regulatory Compliance and Approval. All consents, approvals and waivers from governmental entities necessary to permit the consummation of the Closing shall have been obtained and all waiting periods applicable to the consummation of the Closing under any applicable competition or other laws shall have expired or been terminated.

(d) Consents. Except otherwise Buyers are notified pursuant to Section 5.4(a), the consents, approvals and waivers from third parties required to be obtained prior to the Closing shall have been obtained and shall be in form and scope reasonably satisfactory to Buyers. For the avoidance of doubt and to avoid business interruption, Seller shall obtain the written consents or approvals from each counter-party of the important operating contracts listed in Schedule 2.2.2 (d) prior to the Closing so as to properly assign and transfer the contracts to Buyers or procure the counter-parties to enter into new contracts with Buyers effective from the Closing on terms and conditions no less favorable than existing contracts; provided, however, that if the written consent or approval of any of the counter-parties to those important operating contracts listed in Schedule 2.2.2(d) is unavailable prior to the Closing, Seller shall seek Buyer’s waiver of this condition, which shall not be unreasonably withheld by Buyers unless the failure to obtain the consent or approval would give rise to material risk of business interruption of the major FunTown Business.

(e) Officer Certificate. Buyers shall have received from Seller a certificate, signed by its President or its Chief Executive Officer and dated as of the Closing Date, stating that the conditions set forth in this Schedule have been satisfied. The form of the Officer Certificate is set forth in Schedule 2.2.2(e).

(f) Material Changes. Since the Performa Balance Sheet Date, there shall not have occurred any Business Material Adverse Effect.

(g) Completion of Due Diligence. Subject to Seller’s cooperation, Buyers has completed an auditing and due diligence checking process on FunTown Business to the satisfaction of Buyers prior to December 31, 2005.

SCHEDULE 2.2.2 (d)

List of the Important Operating Contracts Requiring Consents

SCHEDULE 2.2.2 (e)

Form of Officer Certificate

Certificate of the President or Chief Executive Officer of TWP Corporation

Reference is made to the Assets Sale and Purchase Agreement dated as of December 19, 2005 (“Agreement”), entered into by and among GigaMedia Limited, its wholly owned subsidiaries, Funtown World Limited and Hoshin GigaMedia Center Inc. and TWP Corporation. Capital terms used but not defined herein shall have the meanings ascribed thereto in the Agreement and its Schedules attached thereto.

The undersigned certifies that he is the duly appointed President [or Chief Executive Officer] of TWP Corporation, and that he is authorized to execute and deliver this Certificate pursuant to Section 1.2 (e), Schedule 2.2 of the Agreement in the name and on behalf of the TWP Corporation and further certifies that:

(a) The representations and warranties of TWP Corporation contained in this Agreement were true and correct as of the date of this Agreement and at and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date), except in each case, or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. TWP Corporation has performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing Date.

(b) No Action by any Governmental Entity has been issued, promulgated, enforced, entered, or threatened, or be in effect, that does restrain or prohibit the Closing, or that be subject TWP Corporation, or any of their respective affiliates, to material penalty or sanction as a result of the Closing.

(c) All consents, approvals and waivers from governmental entities necessary to permit the consummation of the Closing have been obtained and all waiting periods applicable to the consummation of the Closing under any applicable competition or other laws have expired or been terminated.

(d) Except otherwise Buyers are notified pursuant to Section 5.4(a), the consents, approvals and waivers from third parties required to be obtained prior to the Closing have been obtained and shall be in form and scope reasonably satisfactory to Buyers.

(e) Since the Performa Balance Sheet Date, no Business Material Adverse Effect has occurred.

TWP Corporation

By:
Name
Title:

SCHEDULE 2.3(a)

ACQUIRED ASSETS

PART A – ACQUIRED ASSETS TO BE TRANSFERRED TO BUYER A

[Taiwan Assets]

The Acquired Assets shall mean any and all of the right, interest and title that Seller, Subsidiary or any other third party possesses in and to the business, properties, assets and intellectual property rights of any kind, whether tangible or intangible, real or personal and constituting, primarily related to, primarily used in or primarily dedicated to FunTown Business in Taiwan, including but not limited to the following assets, rights and interests relating to FunTown Business, but excluding the Excluded Assets as set forth in Schedule 2.4(a):

(a) all accounts and notes receivable (whether current or noncurrent) relating to FunTown Business;

(b) all rights of Sellers under the Contracts;

(c) all Leases;

(d) all Owned Real Property;

(e) all Inventory;

(f) all Books and Records;

(g) all Proprietary Rights;

(h) to the extent transferable, all Permits primarily used in FunTown Business;

(i) all computers and software primarily used in FunTown Business;

(j) all data base, subscribers information, customer information, supplier information, and any other information primarily used in FunTown Business;

(k) all available product brochures, marketing and display units, primarily related to FunTown Business;

(l) all credits, prepaid expenses, deferred charges, advance payments, security deposits and other prepaid items that are used, held for use or that arise out of, the operation or conduct of FunTown Business;

(m) all cash or cash equivalents;

(n) all fixtures, equipments, spare parts, supplies, tooling, molds, dies and other tangible personal property owned by Sellers and used primarily in connection with FunTown Business, including all warranty rights with respect thereto.

(o) all rights, claims and credits to the extent relating primarily to FunTown Business or to any of the Acquired Assets or any of the Assumed Liabilities, including all rights in and to products sold or leased (including products returned after the Closing and rights of rescission, and reclamation) in the operation or conduct of FunTown Business and any rights, claims and credits arising under insurance policies to the extent relating to FunTown Business or to any of the Acquired Assets or any of the Assumed Liabilities (including without limitation coverage rights in respect of losses incurred during the period after the date hereof and prior to the Closing) and all guarantees, representations, warranties, indemnities and similar rights in favor of Seller or Subsidiary to the extent primarily relating to FunTown Business or to any of the Acquired Assets or any of the Assumed Liabilities; and

(p) all lap-tops and tool-kits and other equipment assigned to the Business Employees.

(q) all other tangible and intangible assets related to, generated by or associated with FunTown Business.

SCHEDULE 2.3(a)

ACQUIRED ASSETS

PART A – ACQUIRED ASSETS TO BE TRANSFERRED TO BUYER A

[A list of the Contracts to be transferred to Buyer A is omitted]

PART B – ACQUIRED ASSETS TO BE TRANSFERRED TO BUYER B OR ANY PERSON TO BE DESIGNATED BY BUYER B

[Non-Taiwan Assets]

The Acquired Assets shall mean any and all of the right, interest and title that Seller, Subsidiary or any other third party possesses in and to the business, properties, assets and intellectual property rights of any kind, whether tangible or intangible, real or personal and constituting, primarily related to, primarily used in or primarily dedicated to FunTown Business anywhere outside of Taiwan, including but not limited to the following assets, rights and interests relating to FunTown Business, but excluding the Excluded Assets as set forth in Schedule 2.4(a):

1. 7,000,000 shares of TWP (Far East) Limited

[2. Any and all of the right, interest and title relating to FunTown Business in Peoples’ Republic of China. A list of the Contracts to be transferred to Buyer B or any person to be designated by Buyer B is omitted].

SCHEDULE 2.3(b)

ASSUMED LIABILITIES

[OMITTED]

SCHEDULE 2.4(a)

EXCLUDED ASSETS

SCHEDULE 2.5

PAYMENT TERMS

1.	First Payment: On the Closing Date, Buyers shall pay to Seller by telex transfer of immediately available fund into the bank account designated by Seller in U.S. dollars in an aggregate amount equal to Seventeen Million United States Dollars (US$17,000,000) and in New Taiwan Dollars in an aggregate amount equal to Eight Million United States Dollars (US$8,000,000) based on the average of the closing spot buying and selling rates published by the Bank of Taiwan two business days prior to the Closing Date, or based on the average of the closing spot buying and selling rates published by the Bank of Taiwan on December 29, 2005 if the Closing is contemplated on January 1, 2006; and shall cause its parent company, GigaMedia Limited, to issue a convertible note for the principal amount of Fifteen Million United States Dollars (US$15,000,000) to Seller (“Convertible Note”). The terms and conditions of exercising Seller’s rights in respect of the Convertible Note are set out in Exhibit A.

2.	Second Payment: On April 1, 2006, subject to the completion of the fiscal year 2005 financial statements in respect of FunTown Business by Seller in accordance with GAAP, Buyers shall pay to Seller by telex transfer of immediately available fund into the bank account designated by Seller in U.S. dollars in an aggregate amount equal to Five Million United States Dollars (US$5,000,000).

3.	Final Payment: After Buyer B’s completion of the fiscal year 2006 financial statements of FunTown Business, if the pre-tax net income of FunTown Business in fiscal year 2006 exceeds by a certain percentage over that of fiscal year 2005, Buyer B shall pay an additional payment to Seller on April 1, 2007, according to the following formula:

(i)	If the growth of the pre-tax net income of the FunTown Business in fiscal year 2006 is 30% or more, Buyers shall make an additional payment of US$5,000,000 to Seller.

(ii)	If the growth of the pre-tax net income of the FunTown Business in fiscal year 2006 is 25% or above but less than 30%, Buyers shall make an additional payment of US$4,170,000 to Seller.

(iii)	If the growth of the pre-tax net income of the FunTown Business in fiscal year 2006 is 20% or above but less than 25%, Buyers shall make an additional payment of US$3,330,000 to Seller;

(iv)	If the growth of the pre-tax net income of the FunTown Business in fiscal year 2006 is 15% or above but less than 20%, Buyers shall make an additional payment of US$2,500,000 to Seller; or

(v)	If the growth of the pre-tax net income of the FunTown Business in fiscal year 2006 is less than 15%, Buyer shall not be required to make any additional payment.

The pre-tax net income of FunTown Business in fiscal year 2006 shall be calculated based on the same accounting principles as those applied in fiscal year 2005, assuming that the costs of the head office allocation are the same as those in year 2005. The fact that the Acquired Assets are transferred to two Buyers shall not affect Buyer B’s calculation of the pre-tax net income of FunTown Business.

SCHEDULE 3.1

REPRESENTATION AND WARRANTIES OF SELLER

REPRESENTATIONS AND WARRANTIES IN RELATION TO SELLER

1.1 Organization.

Seller is a corporation duly organized, validly existing and in good standing under the laws of ROC with full corporate power and authority to conduct FunTown Business as it is presently being conducted and to own and lease its properties and assets.

1.2 Authorization

Seller has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to consummate or cause the consummation of the transactions contemplated hereby and to perform their respective obligations hereunder. The execution and delivery by Seller of this Agreement and the consummation by it of the transactions contemplated hereby have been duly approved by all necessary corporate action on its part and no other corporate proceedings on the part of any Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

1.3 No Conflict or Violation

Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Buyers with any of the provisions hereof, will (a) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Certificate of Incorporation or Bylaws of Seller, (b) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any of Seller’s assets under, any of the terms, conditions or provisions of any contract or other instrument or obligation to which Seller is a party.

1.4 No Other Agreements to Sell the Acquired Assets

Neither Seller not its parent company nor any of their respective officers, directors, shareholders or affiliates have any commitment or legal obligation, absolute or contingent, to any other Person (a) other than Buyers to sell, assign, transfer or effect a sale of any of the Acquired Assets (other than inventory in the ordinary course of business), or (b) as of the date hereof, to sell or effect a sale of the capital stock of Seller, to effect any merger, consolidation or other reorganization of Seller, or to enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing.

1.5 No Insolvency

No order has been made and no resolution has been passed for the winding up of Seller or for a provisional liquidator or receiver to be appointed in respect of Seller or its assets and no petition has been presented and no meeting has been convened for the purpose of winding up Seller.

REPRESENTATIONS AND WARRANTIES IN RELATION TO FUNTOWN BUSINESS

1.6 Title to the Acquired Assets

Seller is the true and lawful owner of, and have and will transfer good and valid title to the Acquired Assets. Upon execution and delivery by Seller of Acquired Assets referred to in Schedule 2.3(a), the Buyers will acquire good and valid title to all of the Acquired Assets, free and clear of any Encumbrances.

1.7 Permits; Consents and Approvals.

(a) Seller has, and at all times has had, all the Permits required under any regulation in the operation of FunTown Business or in the ownership of the Acquired Assets, and owns or possesses such Permits free and clear of all Encumbrances. Seller is not in default, nor has it received any notice of any claim of default, with respect to any such Permit.

(b) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and will not have a Business Material Adverse Effect.

1.8 Subsidiary.

Subsidiary, TWP (Far East) Limited, is a company owned by TWI International Inc., a wholly-owned subsidiary of Seller (and Chou, Mou-Shyh, as a nominee designated by Seller), which (i) is duly organized under the laws of Hong Kong, SAR as of the date of this Agreement and validly existing and in good standing under the laws of Hong Kong, SAR (ii) has a total issued and outstanding share capital of HK$7,000,000, of which 6,999,999 shares at a par value of HK$1 are held by TWI International Inc. and 1 share at a par value of HK$1 is held by Chou, Mou-Shyh, (iii) has all requisite corporate power and authority to own, operate and lease its own properties and assets and to carry on its businesses as conducted immediately prior to the consummation of the transactions contemplated hereunder and as currently proposed to be conducted after the Closing, (iv) is duly qualified to do business in Hong Kong, SAR and is in good standing in which the nature of its business or the location of its properties owned or leased makes such qualification necessary, (v) holds all approvals, licenses and permits necessary or required to transact the business in which it is engaged, and (vi) conducts its business in compliance with all applicable governmental and other regulations.

1.9 Sufficiency of the Acquired Assets.

The Acquired Assets consist of all the tangible or intangible assets, properties, and rights which are adequate and sufficient to carry out FunTown Business as currently conducted and consistent with the past practice.

1.10 Performa Financial Statements.

Seller has delivered to Buyers the Performa Financial Statements in relation to FunTown Business, a copy of which is attached hereto as Schedule 3.1.10. The Performa Financial Statements has been prepared in accordance with GAAP and fairly and accurately presents in all material respects the assets, liabilities (including all reserves) and financial position of FunTown Business as of October 31, 2005. The management team of Seller expects that the pre-tax net income of FunTown Business for the full fiscal year 2005 shall be around NT$157million.

1.11 Books and Records.

Seller and Subsidiary have made and kept Books and Records and accounts, which, in reasonable detail and in all material respects, accurately and fairly reflect the activities of Seller and Subsidiary with respect to FunTown Business in Taiwan and Hong Kong.

1.12 Absence of Certain Changes or Events

Except as otherwise disclosed in the Performa Financial Statements, since the issuance of Performa Financial Statements to the date hereof, the operations of FunTown Business have been conducted in the ordinary course of business consistent with past practice in all material respects, and Seller has not:

(a) failed to pay any creditor any amount arising from the operation of FunTown Business owed to such creditor when due, other than good faith disputes reserved against in accordance with GAAP and trade payables arising in the ordinary course of business;

(b) failed to discharge or satisfy any encumbrance required to be discharged during such period on any of the Acquired Assets other than permitted encumbrances;

(c) sold, leased, licensed or otherwise disposed of any of the assets of FunTown Business (or entered into any Contract to do any of the foregoing), except inventory and obsolete or worn out equipment sold in the ordinary course of business consistent with past practice which was not otherwise material (individually or in the aggregate) to the Business or canceled any material indebtedness or waived any material claims or rights of material value;

(d) defaulted on any material obligation relating to the conduct or operation of FunTown Business;

(e) granted any allowances or discounts outside the ordinary course of business consistent with past practice;

(f) incurred or assumed any Liabilities individually in excess of NT$3 million with respect to FunTown Business or in the aggregate in excess of NT$3 million;

(g) suffered any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, could reasonably be expected to have a Business Material Adverse Effect;

(h) changed any accounting methods, principles or practices affecting the assets or Liabilities of the Business, other than as required by GAAP;

(i) revaluated any of the Acquired Assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable;

(j) increased the rate of compensation payable or to become payable to any officer or other employee of Seller employed in connection with FunTown Business and earning in excess of NT$1 Million in base salary annually or any consultant, representative, executive or agent (but excluding temporary workers) of Seller.

(k) experienced any adverse change in employee relations which has had a Business Material Adverse Effect other than the conducts contemplated pursuant to Section 5.3;

(l) cancelled, terminated or materially amended any material Contract relating to the Acquired Assets or FunTown Business or entered into any Contract, lease, or Permit which is not in the ordinary course of business;

(m) disposed or allowed to lapse any material Proprietary Rights (except in the ordinary course of business consistent with past practice) or disclosed to any person any material Proprietary Rights not theretofore a matter of public knowledge (except in the ordinary course of business using reasonable means to protect its confidentiality);

(n) permitted, allowed or suffered any other event or condition which in any one case or in the aggregate has had a Business Material Adverse Effect; or

(o) entered into any agreement to do, or failed to do anything that would result in, any of the things described in the preceding clauses (a) through (o) other than as expressly provided for herein.

1.13 Real Property.

(a) Owned Real Property. Schedule 3.1.13(a) contains a complete and accurate list, as of the date hereof, of all real properties owned by Seller and used in FunTown Business. At the Closing, Seller has and will transfer to Buyer good and valid title to all Owned Real Property free and clear of all Encumbrances, except for Permitted Encumbrances. There are no pending or, to Seller’s knowledge, threatened condemnation proceedings or other Actions relating to the Owned Real Property or any pending public improvements in, about or outside the Owned Real Property which will affect access thereto.

(b) Leased Real Property. Schedule 3.1.13(b) contains a complete and accurate list of all the leased real properties (the “Leases”) used in FunTown Business. The Leases are in full force and effect. Seller and Subsidiary have and will transfer to Buyer at the Closing an unencumbered interest under the Leases. Seller or Subsidiary has made all payments required to be made by Seller or Subsidiary, where applicable, as Lessee under the Leases and neither Seller or Subsidiary nor, to Seller’s knowledge, the landlord thereunder, is in Default under any such Lease.

1.14 Contracts and Commitments.

(a) Contracts. Schedule 3.1.14(a) contains a complete and accurate list, as of the date hereof, of all Material Contracts currently in effect as of the date of this Agreement of the following categories:

(i) Any Contract (excluding purchase order and agreements in connection therewith) not made in the ordinary course of business;

(ii) Any employment contract involving payments in excess of NT$1 million per annum or severance agreement, including without limitation Contracts (A) to employ or terminate Business Employees or (B) that will result in the payment by, or the creation of any Liability to pay on behalf of Seller any severance, termination, “golden parachute,” or other similar payments to any present or former Business Employees following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(iii) Any distribution, franchise, license, technical assistance, sales, commission, consulting, agency or advertising Contract involving payments in excess of NT$3 million per annum (excluding purchase orders or invoices entered into in the ordinary course of business);

(iv) Any options with respect to any property, real or personal, included in the Acquired Assets involving amounts in excess of NT$3 million whether Seller shall be the grantor or grantee thereunder;

(v) Any Contract involving future expenditures or Liabilities, actual or potential, in excess of NT$3 million or otherwise material to FunTown Business or the Acquired Assets;

(vi) Any Contract that either (i) is an open purchase order involving an amount in excess of NT$ 3 million or (ii) involves the sale of a system for aggregate proceeds in excess of NT$3 million;

(vii) Any Contract relating to commission arrangements with others involving aggregate amounts in excess of NT$3 million;

(viii) Any promissory note, loan, agreement, indenture, evidence of indebtedness, letter of credit, guarantee, or other instrument relating to an outstanding obligation to pay money, individually in excess of or in the aggregate in excess of US$25,000, whether any Seller shall be the borrower, lender or guarantor thereunder or whereby any material Acquired Assets are pledged (excluding credit provided by Seller in the ordinary course of business to purchasers of its products);

(ix) Any Contract containing covenants limiting the freedom of Seller to engage in any line of business or compete with any Person, in each case only if such limitation materially restricts FunTown Business as currently conducted;

(x) Any Contract granting the other party or any third person “most favored customer” status;

(xi) Any Contract providing for “exclusivity” with respect to suppliers and customers or under which FunTown Business is restricted with respect to distribution, marketing, development or manufacture;

(xii) Any written agreement with any Governmental Entity;

(xiii) Any Contract granting a third party any license to Proprietary Rights that is not limited to the internal use of such third party other than any such Contract entered into in the ordinary course of business consistent with past practice;

(xiv) Any Contract creating or granting an encumbrance;

Seller has made available to Buyers true, correct and complete copies of all of the aforementioned Contracts, including all amendments and supplements thereto (together, the “Material Contracts”).

(b) Absence of Defaults. All of the Material Contracts are valid, binding and enforceable in accordance with their terms. Seller or Subsidiary is not, and to Seller’s knowledge no other party is, in default under any Material Contract and no notice of any claim of default under any Material Contract has been given to Seller or Subsidiary.

(c) Certain Commitments. Except pursuant to Material Contracts, neither Seller nor Subsidiary has outstanding any commitment relating to FunTown Business, whether oral or written, that involves the sale of a system for aggregate proceeds in excess of NT$3 million.

1.15 Labor Matters.

(a) Insofar as it pertains to FunTown Business, Seller or Subsidiary is not a party to or bound by any union contract and has not experienced any strike, grievance or any arbitration proceeding, claim of unfair labor practices filed against Seller or, to Seller’s knowledge, threatened to be filed against Seller or Subsidiary or any other material labor difficulty. To Seller’s knowledge, none of the Business Employees is involved in or is otherwise threatening a potential labor dispute against Seller that would be reasonably likely to have a Business Material Adverse Effect.

(b) Seller or Subsidiary is in full compliance with all statutes, regulations and other laws of the ROC and Hong Kong relating to the employment of the Business Employees and has made contribution to their respective pension accounts pursuant to the applicable law and all of the accrued pension liabilities for Business Employees are fully funded.

1.16 Litigation.

Schedule 3.1.16 contains a list, as of the date hereof and to the best knowledge of Seller, of all claims, actions, suits or judicial, administrative and regulatory proceedings and, to the knowledge of Seller of all investigations, in each case pending or, to the knowledge of Seller threatened by or before any Governmental Entity with respect to the Acquired Assets or FunTown Business. Seller is not in default with respect to or subject to any Court Order relating to FunTown Business, and there are no unsatisfied judgments relating to the Acquired Assets against Seller.

1.17 Absence of Undisclosed Liabilities.

The FunTown Business has no Liabilities except for such Liabilities (i) as are reflected or reserved against in the Performa Balance Sheet (including the related notes thereto), (ii) as have arisen after the Performa Balance Sheet Date in the ordinary course of business consistent with past practice, in accordance with the terms of this Agreement; (iv) under Assumed Contracts that are not required by GAAP to be reflected on the Performa Balance Sheet as liabilities; and (v) such other Liabilities that individually or in the aggregate do not and would not reasonably be expected to have a Business Material Adverse Effect.

1.18 Compliance with Law.

Seller does not violated in any material respect any, and each is in compliance with all, material Regulations and Court Orders applicable or relating to the Acquired Assets or FunTown Business. Seller does not receive any notice to the effect that, or otherwise been advised that, it is not in compliance with any such Regulations or Court Orders.

1.19 Proprietary Rights.

(a) Schedule 3.1.19(a) contains a list, as of the date hereof and to the best knowledge of Seller, of all Porprietary Rights, including: (i) all Patents owned by Seller or Subsidiary relating primarily to FunTown Business, including the number, title and country in which each such Patent has been issued, or, for all patent applications, the application number, date of filing, title and country in which each such application has been filed, (ii) all Trademarks owned by Seller or Subsidiary relating primarily to FunTown Business, including the application serial number or registration number, country, class of goods covered and renewal date (if applicable) for each Trademark, and (iii) all Copyrights owned by Seller or Subsidiary relating primarily to FunTown Business that have been registered, including the number, title and country in which each such Copyright has been filed. All material Proprietary Rights are either (i) owned by Seller or Subsidiary free and clear of all encumbrances or (ii) licensed to Seller free and clear (to the knowledge of Seller) of all encumbrances. There are no claims pending or, to the knowledge of Seller, threatened with regard to the ownership or licensing by Seller or Subsidiary of any Proprietary Rights.

(b) To the knowledge of Seller, the Proprietary Rights have not been infringed, and are not being infringed.

(c) To the knowledge of Seller the Proprietary Rights, including the licensed intellectual property rights, are sufficient for Seller and Subsidiary to conduct FunTown Business as currently conducted. There are no pending or, to the knowledge of Seller, threatened claims that Seller or Subsidiary has infringed or is infringing (including with respect to the manufacture, use or sale by Seller of any commercial products or to the operations of FunTown Business) any intellectual property rights of any third Person. To the knowledge of Seller neither the operation of FunTown Business nor the manufacture, marketing, licensing or sale of Seller’s products relating to FunTown Business infringes or violates any patent right, trademark, service mark, copyright, trade secret or other proprietary right of any third Person.

(d) Schedule 3.1.19(d) contains a list, as of the date hereof and to the best knowledge of the Seller, of all material agreements with respect to any options, rights, licenses or interests of any kind relating to intellectual property rights granted (i) to Seller or Subsidiary with respect to FunTown Business (“In-Licenses”), (other than agreements commonly generated in the ordinary course of business (including software licenses for generally available software, employee assignment agreements, nondisclosure agreements and consulting agreements)) or (ii) by Seller or Subsidiary to any other Person with respect to FunTown Business (“Out-Licenses,” and collectively with the In-Licenses, the “License Agreements”) (other than agreements commonly generated in the ordinary course of business (including purchase agreements, software licenses for generally available software, employee assignment agreements, nondisclosure agreements and consulting agreements)). Expect otherwise provided in Schedule 3.1.19(d), Seller or Subsidiary has not (i) licensed any material Proprietary Rights to any Person on an exclusive basis or (ii) entered into any covenant not to compete or any Contract limiting its ability to exploit fully any material Proprietary Rights or to transact business in any market or geographical area or with any Person.

(e) Seller and Subsidiary have used reasonable efforts to maintain the material trade secrets relating to FunTown Business in confidence, including entering into licenses and contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential.

1.20 Tax Matters

All of the material Tax Returns required to be filed by Seller or Subsidiary that relate in whole or in part to FunTown Business or the Acquired Assets have been filed and all such Tax Returns are true, complete and correct in all material respects, (ii) all material Taxes required to be paid by Seller or Subsidiary that relate in whole or in part to FunTown Business or the Acquired Assets have been paid in full or are being contested in good faith, and (iii) there are not outstanding Tax liens that have been filed by any Tax authority against any of the Acquired Assets.

1.21 Accounts Receivable.

The accounts receivable set forth in the Performa Balance Sheet, and all accounts receivable arising since the Performa Balance Sheet Date, represent bona fide claims of Seller or Subsidiary against debtors for sales, services performed or other charges arising on or before the date hereof, and all the goods delivered and services performed which gave rise to said accounts were delivered or performed in accordance with the applicable orders, Contracts or customer requirements in all material respects. All such accounts receivable arose in the ordinary course of business. Neither Seller nor Subsidiary has been notified orally or in writing that any person intends to claim a material setoff or counterclaim with respect to any such accounts receivable.

1.22 Inventory.

Schedule 3.1.22 contains a complete and accurate list in all material respects of all Inventory set forth on the Performa Balance Sheet and the addresses at which the Inventory is located. The Inventory as set forth on the Performa Balance Sheet or arising since the Performa Balance Sheet Date was acquired and has been maintained in accordance with the regular business practices of Seller or Subsidiary, consists in all material respects of items of a quality and quantity usable or saleable in the ordinary course of business except for such obsolete, unusable, damaged or unsalable items of Inventory which have been written off or written down to realizable market value or for which adequate reserves have been provided, as reflected on the Performa Balance Sheet or on the Books and Records of FunTown Business as of the Closing Date. All of the inventory is valued on the normal valuation policy of Seller or Subsidiary at prices equal to the lower of standard cost or market value.

1.23 Insurance.

Seller have policies of insurance relating to FunTown Business in full force and effect of the type and in an amount customarily carried by Persons conducting business or owning assets similar to those of FunTown Business.

1.24 Warranty.

Each product or service provided, sold, leased, or delivered by Seller or Subsidiary relating to FunTown Business has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties. There are no pending, or, to the knowledge of Seller, threatened, and, to the knowledge of Seller, there is no basis for, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product or service provided, distributed or sold by or on behalf of FunTown Business, except as would not, individually or in the aggregate result in a Business Material Adverse Effect.

SCHEDULE 3.1.10 PERFORMA FINANCIAL STATEMENTS

[Consolidated Income Statement]

[Consolidated Balance Sheet]

[Balance Sheet for Taiwan]

[Balance Sheet for Hong Kong]

SCHEDULE 3.1.13 (a) LIST OF OWNED REAL PROPERTIES

None

SCHEDULE 3.1.13(b) LIST OF LEASES

SCHEDULE 3.1.14(a) LIST OF MATERIAL CONTRACTS

SCHEDULE 3.1.16 LIST OF LITIGATIONS

None

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Trademarks in Taiwan]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Trademarks in Hong Kong]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Trademarks in China]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Trademarks in Singapore]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Domain Names in Taiwan]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[List of Domain Names in China]

SCHEDULE 3.1.19 (a) LIST OF PROPRIETARY RIGHTS

[SSL Certificates]

SCHEDULE 3.1.19(d) LIST OF LICENSE AGREEMENTS

[In-Licenses]

[Out-Licenses]

SCHEDULE 3.1.22 LIST OF INVENTORY

[List of Inventory in Taiwan]

[List of Inventory in China]

SCHEDULE 4.1

REPRESENTATION AND WARRANTIES OF BUYERS

1.1 Organization of Buyers.

Buyer A is a corporation duly organized, validly existing and in good standing under the laws of ROC and Buyer B is a corporation duly organized, validly existing and in good standing under the laws of British Virgin Islands.

1.2 Authorization

Each Buyer has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Buyers and the consummation by Buyers of the transactions contemplated hereby have been duly approved by all necessary corporate action on the part of Buyers and no other corporate proceedings on the part of Buyers are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

1.3 No Conflict or Violation

Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Buyers with any of the provisions hereof, will (a) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Certificate of Incorporation or Bylaws of each Buyer, (b) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any of Buyer’s assets under, any of the terms, conditions or provisions of any contract or other instrument or obligation to which Buyer A or Buyer B is a party.

1.4 Sufficient Funds

Buyers currently has access to sufficient immediately available funds in cash or cash equivalents, Convertible Notes, and shall at the Closing have sufficient immediately available funds or Convertible Notes to pay all amounts payable pursuant to this Agreement and to consummate the transactions contemplated hereby.

EXHIBIT A

CONVERTIBLE NOTE ISSUED BY GIGAMEDIA LIMITED

US$15,000,000

January 1, 2006

GigaMedia Limited, a company organized under the laws of the Republic of Singapore, with its registered office at 8 Cross Street, #11-00 PWC Building, Singapore 048424 (“Obligor”), for value received, hereby executes and delivers this Convertible Note in favor of TWP Corporation, a corporation organized under the laws of the Republic of China (“Initial Holder”), and hereby promises to pay to Initial Holder, its designee(s) or successor(s) or permitted assign(s), the principal sum of Fifteen Million United States Dollars (US$15,000,000) (the “Principal Amount”) on the Maturity Date (as defined below) with 0% coupon rate and 0% yield rate. This Convertible Note is issued in connection with the transactions described in the Assets Sale and Purchase Agreement, dated December 19, 2005 entered into by and, between Obligor and its wholly owned subsidiaries Hoshin GigaMedia Center Inc. (“HGC”) and Funtown World Limited (“Funtown World”) and Initial Holder.

Capitalized terms used and not otherwise defined herein shall have the same meanings ascribed to such terms in Section 9 below.

1. Maturity Date

Subject to Sections 5 and 6, 50% of the then outstanding Principal Amount shall become due and payable on the second anniversary of the Issue Date. The remaining outstanding Principal Amount shall become due and payable on the third anniversary of the Issue Date (each referred to as the “Maturity Date”).

2. Method of Payment

On the Maturity Date, Obligor shall pay all the amounts payable under this Convertible Note in cash by telex-transfer of immediately available fund into the account designated by Holder, or if no account has been designated, by a certified check delivered to Holder at such place as Holder shall inform Obligor in writing.

3. Presentment Waived

Obligor hereby expressly waives presentment for payment, demand, notice of dishonor, protest and notice of protest. Acceptance by Holder of any payment that is less than the full amount then due and owing hereunder shall not constitute a waiver of Holder’s right to receive payment in full at such time or at any prior or subsequent time.

EXHIBIT A- 1

4. Early Redemption and Call Option

Obligor has the following rights:

(a)	Obligor has the right to redeem the total or a certain amount of the Principal Amount of this Conversion Note within the first twelve months after the Issue Date, together with the accrued interest at 5% per annum; provided that Obligor shall notify Holder in writing five (5) days before exercise of such right. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months for the actual number of days elapsed.

(b)	Obligor has the right to designate a third party to buy the total or a certain amount of the Principal Amount of this Conversion Note within the first twelve months after the Issue Date, together with the accrued interest at 5% per annum; provided that Obligor shall notify Holder in writing five (5) days before exercise of such right. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months for the actual number of days elapsed.

(c)	If the closing price of the Shares exceeds 150% of the Reference Price (as defined below) or the Adjusted Conversion Price, as the case may be, for three (3) consecutive trading days, Obligor has the right to call the total or a certain amount of the Principal Amount of this Conversion Note by paying the price equivalent to the sum of the amount of the Principal Amount to be called plus the accrued interest at 5% per annum by a written notice to Holder; provided, however, that Holder shall have the right to exercise its Conversion Right pursuant to Section 5 below within seven (7) days after receipt of such notice from Obligor. If Holder fails to exercise its Conversion Right within seven (7) days after such notice from Obligor, the call option exercised by Obligor shall take effect on the next day after the lapse of the notice period.

Once Obligor exercises its right provided in (a), (b) or (c) above, it shall pay in full or if applicable, cause the designated third party to pay in full, the Principal Amount plus any accrued interest, in the method set forth in Section 2, within twenty (20) days from the date of its exercise of early redemption or call option.

5. Conversion Rights

(a) Optional Conversion

Subject to the Conversion Restriction provided in Section 5(b) below, at the option of Holder, any amount of the then outstanding Principal Amount of this Convertible Note may be converted into a number of Shares (the “Conversion Shares”) equal to the amount of the then outstanding Principal Amount to be converted divided by the Conversion Price. In event that the balance after such conversion is less than the value of one share, such balance will be rounded down and paid in cash.

The Initial Conversion Price is 125% of the Reference Price. The Reference Price is fixed at the average volume-weighted closing price of the Shares for the ninety days prior to the Issue Date. If the closing price of the Shares on the Issue Date, or the last trading day immediately prior to

EXHIBIT A- 2

the Issue Date if the Issue Date is not a trading date, is greater than the Initial Conversion Price, the Conversion Price will be adjusted accordingly to the closing price of the Shares on the Issue Date, or the last trading day immediately prior to the Issue Date if the Issue Date is not a trading date (the “Adjusted Conversion Price”).

In the case where the Adjusted Conversion Price is applicable, Initial Holder (and no other Holder, if any, other than Acer) shall have the right to reset the Conversion Price at the average volume-weighted closing price of Shares for the ten (10) days immediately after the commencement date of the Conversion Period (the “Reset Conversion Price”) by a written notice to Obligor, if and only if the Reset Conversion Price is below the Adjusted Conversion Price.

(b) Conversion Restriction

No conversion is allowed during the first nine months from the Issue Date. During the period from the ninth months to twelfth month after the Issue Date, only 50% of the then outstanding Principal Amount of this Convertible Note may be converted into Conversion Shares. The remaining outstanding Principal Amount of this Convertible Note may be converted into Conversion Shares after twelve months following the Issue Date.

The conversion right provided hereunder cannot be separated from the payment obligations under this Convertible Note and for avoidance of any doubt, neither Obligor nor Holder is allowed to create, offer, sell or otherwise dispose of any derivative products arising out of, or in connection with, this Convertible Note.

(c) Exercise of Conversion Rights

In order to exercise the conversion right, Holder shall surrender this Convertible Note at the principal office of Obligor and shall give written notice of such exercise to Obligor at such office. Such conversion shall be deemed to have been effected at the close of business on the date on which such conversion notice, duly completed and executed, shall have been given as aforesaid, and at such time such portion of the Principal Amount as is subject to such conversion shall be applied by Obligor in full payment of the Conversion Shares to be issued in consequence of such conversion and that application shall discharge Obligor from all liability in respect of such portion of the Principal Amount converted, and Holder shall be deemed for all purposes to have become the holder of the Conversion Shares. Under no circumstances will cash settlement be made for any such conversion. Obligor will arrange for issuance and delivery of the share certificates representing the Conversion Shares to Holder as soon as practicable after such conversion.

(d) Disposal

In the case where Initial Holder has exercised its conversion right to convert the Principal Amount of this Convertible Note into the Conversion Shares, Obligor shall, at the request of Initial Holder (and no other Holder, if any, other than Acer), apply with the competent authorities for registration of the Conversion Shares to enable Initial Holder to sell the Conversion Shares in the public market for no more than two times. During the period from the ninth months to

EXHIBIT A- 3

twelfth month after the Issue Date, Initial Holder shall be entitled, but not an obligation, to make one request for such registration in the event that Initial Holder has exercised its conversion right to convert all the 50% of the then outstanding Principal Amount of this Convertible Note into Conversion Shares. After twelve months following the Issue Date, Initial Holder shall be entitled, but not an obligation, to make one request for such registration in the event that Initial Holder has exercised its conversion right to convert all the then outstanding Principal Amount, not a portion thereof, of this Convertible Note into Conversion Shares. The costs and expenses associated with the first time of such registration shall be borne by Obligor and the second time shall be borne by Initial Holder (or Acer).

To the extent permitted by laws, Obligor and Holder shall jointly decide in an orderly manner to dispose of the Conversion Shares to avoid affecting the marketing price of Shares. Obligor and Holder shall seek to resolve through negotiations any dispute, controversy out of or relating to this Section 5 (d). If Obligor and Holder fail to resolve such dispute, controversy by a written agreement within seven (7) days after either party has requested for such negotiations by notice to the other party, Holder shall have a first and paramount right to solely decide to dispose of the Conversion Shares; provided however that to the extent permitted by laws, regulations or rules by competent stock exchanges or over-the-counter systems, Obligor shall be vested with the right of first refusal within three (3) days to purchase any and all of the Conversion Shares at the same terms and conditions offered to Holder for disposition of the Conversion Shares before any such disposition.

6. Anti-Dilution Provisions

The Conversion Price shall be subject to appropriate adjustment so as to protect the rights of Holder upon the occurrence on or after the Issue Date of any stock dividend, stock split, reverse stock split, recapitalization, merger or other similar transaction. Upon each occurrence of any event described in the immediately preceding sentence, the Conversion Price in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by Obligor, including, upon the occurrence of any merger or other similar transaction, the issuance to Holder of any securities into which this Convertible Note shall be converted by operation of law or pursuant to the express terms of such transaction provided that such transaction has been approved by the board of Obligor), so that Holder, upon any conversion, shall be entitled to receive the number of the Shares or other property, including cash or securities, that Holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had this Convertible Note been converted immediately prior to the date of such event, or if such event has a record date, then the record date applicable to such event. An adjustment made pursuant to the immediately preceding sentence shall become effective retroactively to the close of business on the day upon which such event is effected.

7. Collateral for the Convertible Note

This Convertible Note is a senior, unsubordinated note and rank pari passu with all the other unsubordinated debt now or hereafter outstanding.

EXHIBIT A- 4

To secure Obligor’s payment obligation to Initial Holder under this Convertible Note, Obligor shall, and shall procure GigaMedia International Holdings Limited (“GIL”) to, create a pledge over all of the issued and outstanding shares in HGC and Funtown World in favor of Initial Holder. The terms and conditions in respect of such share pledge are set out in Exhibit B.

In the event that this Convertible Note is redeemed or called by Obligor, bought back by a third party designated by Obligor, or is otherwise assigned to a third party upon the consent of Obligor, the share pledge provided in this Section will not be assigned or transferred to such third party and Initial Holder shall immediately release the pledged shares, duly endorsed on the reverse side of the share certificates representing the pledged shares to effectuate the release of such share pledge before return of the share certificates to Obligor and GIL, respectively; provided that in the case where this Convertible Note is assigned or otherwise transferred by Initial Holder to Acer Incorporated (“Acer”), the provisions in this paragraph shall not apply and Acer shall be entitled to the same rights subject to the same restrictions as those applicable to Initial Holder.

8. Successors; Assigns; Third-Party Beneficiaries

Obligor and Initial Holder acknowledge that this Convertible Note is for the sole benefit of Obligor and Initial Holder and their respective successors and permitted assigns and no provision hereof, whether express or implied, is intended, or shall be construed, to give any other Person any rights or remedies, whether legal or equitable, hereunder. Except as otherwise provided herein, neither this Convertible Note nor the rights or obligations hereunder may be assigned, transferred by any party without the prior written consent of the other party.

The parties specifically acknowledge and agree that Initial Holder is entitled to assign or otherwise transfer this Convertible Note to Acer at any time by notice to Obligor and Acer shall be entitled to the same rights subject to the same obligations as those applicable to Initial Holder under this Convertible Note. In the case where Initial Holder is to be dissolved or merged into Acer or the shares held by Acer in Initial Holder are below 50% of the total issued and outstanding shares of Initial Holder, Initial Holder has an obligation to assign or otherwise transfer this Convertible Note to Acer on or before the occurrence of any such event. If Initial Holder fails to assign this Convertible Note on or before the occurrence of any such event, the share pledge created in favor of Initial Holder under Section 7 shall be forfeited and Initial Holder shall immediately release the pledged shares, duly endorsed on the reverse side of the share certificates representing the pledged shares to effectuate the release of such share pledge before return of the share certificates to Obligor and GIL, respectively.

9. Miscellaneous

(a) Specific Performance

Obligor and Holder acknowledge and agree that in the event of any breach of this Convertible Note, the non-breaching party would be irreparably harmed and could not be made whole solely by monetary damages. Obligor and Holder hereby agree that in addition to any other remedy to which any party may be entitled at law or in equity, to the extent permitted by applicable law, Obligor and Holder shall be entitled to obtain an injunction or compel specific performance of this Convertible Note in any action instituted in any Court.

EXHIBIT A- 5

(b) Interpretation

The headings and captions in this Convertible Note are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof. When used in this Convertible Note, (i) the symbol “US$” shall refer to the lawful currency of the United States of America and (ii) the words “including” and “include” shall be deemed followed by the words “without limitation.”

(c) Notices

All notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by a reputable commercial overnight delivery service, or (iii) transmitted by facsimile, in each case, sent to the address or telecopier number set below. Such notices shall be effective: (i) in the case of hand deliveries, when received; (ii) in the case of an overnight delivery service, when received; and (iii) in the case of facsimile transmission, when electronic confirmation of receipt is received by the sender. Any party may change its address and telecopy number by written notice to another party in accordance with this provision, provided that such notice shall be effective only upon receipt.

If to Obligor, to:

GigaMedia Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Telecopy: +8862-8770-7955

Attention: Chief Executive Officer

Funtown World Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Telecopy: +8862-8770-7955

Attention: Chief Executive Officer

Hoshin GigaMedia Center Inc.

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Telecopy: +8862-8770-7955

Attention: Chief Executive Officer

If to TWP Corporation, to:

TWP Corporation

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Telecopy: +8862-2696-3377

Attention: H.T. Chou

EXHIBIT A- 6

Acer Incorporated

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Telecopy: +8862-8691-1009

Attention: BJ Lin

(d) Governing Law; Forum

This Convertible Note shall be governed by and construed in accordance with the laws of Singapore (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies of and under this Convertible Note. Venue in any and all suits, actions and proceedings between the parties hereto and relating to the subject matter of this Convertible Note shall be in the courts located in Singapore (the “Courts”), which shall have exclusive jurisdiction for such purpose, and Holder and Obligor hereby irrevocably submit to the exclusive jurisdiction of such Courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding. Service of process may be made in any manner recognized by such Courts.

(e) Severability

The invalidity, illegality or unenforceability of one or more of the clauses or provisions of this Convertible Note in any jurisdiction shall not affect the validity, legality or enforceability of this Convertible Note in such jurisdiction or the validity, legality or enforceability of this Convertible Note, including any such clause or provision in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f) Amendments

This Convertible Note may not be amended, modified or supplemented except in a writing signed by Obligor and Holder.

(g) Waiver

Any waiver (whether express or implied) of any default or breach of or by any party to this Convertible Note shall be effective unless evidenced by a writing signed by the party against which such waiver is sought to be enforced. No such waiver for any purpose shall constitute a waiver of any other or subsequent default or breach, or for any other purpose.

(h) Counterparts

This Convertible Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Convertible Note.

EXHIBIT A- 7

10. Definitions

As used in this Convertible Note, the following terms shall have the following meanings:

“Adjusted Conversion Price” means the closing price of the Shares on the Issue Date, or the last trading day immediately prior to the Issue Date if the Issue Date is not a trading date, if it is greater than the Initial Conversion Price.

“Assets Purchase Agreement” has the meaning specified in the Preamble.

“Conversion Period” means the period in which Holder is entitled to exercise the conversion right commencing from the ninth month (for 50% of the Principal Amount, and all after the twelfth month) after the Issue Date and ending on the Maturity Date.

“Conversion Price” means the Initial Conversion Price, the Adjusted Conversion Price or the Reset Conversion Price, as the case may be.

“Convertible Note” means this Convertible Note and all amendments made hereto in accordance with the provisions hereof.

“Court” has the meaning specified in Section 8(d).

“Holder” means Initial Holder, its successors and permitted assigns, including Acer Incorporated, the third party designated by Obligor to buy back this Convertible Note, and any other third party with the consent of Obligor.

“Initial Conversion Price” means 125% of the Reference Price, as may be adjusted pursuant to Section 6.

“Initial Holder” has the meaning specified in the Preamble.

“Issue Date” means the date of issuance of this Convertible Note as first set forth above.

“Obligor” has the meaning specified in the Preamble.

“Person” means any individual, firm, corporation, proprietary, public or private company, partnership, limited liability company, public liability company, trust or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Principal Amount” has the meaning specified in the Preamble.

“Reference Price” has the meaning specified in Section 5(a).

“Reset Conversion Price” means the average volume-weighted closing price of Shares for the ten (10) days immediately after the commencement date of the Conversion Period.

“Shares” means the ordinary shares of Obligor.

[Signature Page Follows]

EXHIBIT A- 8

IN WITNESS WHEREOF, GigaMedia Limited has caused this Convertible Note to be duly executed and delivered as of the date first set forth above.

GigaMedia Limited

By:
Name:
Title:

IN WITNESS WHEREOF, TWP Corporation has caused this Convertible Note to be duly executed as a deed as of the date first set forth above.

TWP Corporation

By:
Name:
Title:

EXHIBIT A- 9

EXHIBIT B

PLEDGE AGREEMENT

This Pledge Agreement is entered into this      day of January 2006 by and among:

GigaMedia Limited, a company organized and existing under the laws of Singapore, having its registered office at 8 Cross Street, #11-00 PWC Building, Singapore 048424 (the “GigaMedia”); and

GigaMedia International Holdings Limited, a company organized and existing under the laws of British Virgin island, having its registered office at OMC Chambers, P.O. Box 3152 Road Town, Tortola, British Virgin Islands (the “GIL”);

TWP Corporation, a company organized and existing under the laws of Republic of China, having its registered office at 2-4Floor, No. 39, Section 1, Zhong Jiao West Road (the “TWP”);

WHEREAS, GigaMedia Limited (“GigaMedia”) and its wholly owned subsidiaries Funtown World Limited (“Funtown World”) and Hoshin GigaMedia Center Inc. (“HGC”) and TWP have entered into a certain Assets Sale and Purchase Agreement (the “Assets Purchase Agreement”) on December 19, 2005 whereby GigaMedia and its wholly owned subsidiaries Funtown World and HGC will acquire the FunTown Business, as defined therein, from TWP;

WHEREAS, GigaMedia has agreed to issue a convertible note (the “Convertible Note”) in the amount of US$15,000,000 in favor of TWP to fulfill a portion of its payment obligations under the Assets Purchase Agreement;

WHEREAS, in order to secure GigaMedia’s payment obligations to TWP under the Convertible Note, GigaMedia has undertaken to pledge and cause to be pledged all of the issued and outstanding shares in the Funtown World and HGC in favor of TWP in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:

Article 1 – Establishment of the Pledge

GigaMedia shall create a pledge over 60,000,000 shares of common stock in the HGC, which represent all of the issued and outstanding shares in HGC, and shall procure its wholly-owned subsidiary GIL to create a pledge over 1 share of common stock in Funtown World, which represent all of the issued and outstanding shares in Funtown World, in favor of TWP as collateral to secure GigaMedia’s payment obligations to TWP under the Convertible Note as shown on Exhibit A of the Assets Purchase Agreement (collectively, the “Pledge Stocks”) attached hereto.

EXHIBIT B- 1

Article 2 - Delivery of the Pledged Stocks

Upon execution of this Agreement, (1) GigaMedia shall forthwith deliver the stock certificates representing 60,000,000 shares in HGC duly endorsed by GigaMedia to effectuate the share pledge in favor of TWP; and (2) GIL shall forthwith deliver the stock certificates representing 1 share of common stock in Funtown World duly endorsed by GIL to effectuate the share pledge in favor of TWP.

Article 3- Free of Encumbrances

GigaMedia and GIL hereby undertake to and with TWP that they are the owner of the Pledged Stocks and have the right to create the pledge over the Pledged Stocks in favor of TWP, and that the Pledged Stocks, when delivered to TWP are and shall be free from any and all claims, charges, lien, equities, pledges and any other encumbrances except for the share pledge contemplated hereby.

Article 4 –Right of GigaMedia and GIL

Unless otherwise provided herein, GigaMedia and GIL, as the case may be, shall be entitled to exercise any and all voting rights pertaining to the Pledged Stocks, to receive any dividends and distributions on the Pledged Stocks, and to exercise other rights on Pledged Stocks before TWP exercises its rights on the Pledge Stocks against GigaMedia and GIL according to the terms and conditions of this Agreement.

The parties acknowledge and agree that as long as TWP holds the Convertible Note, GigaMedia shall not sell, pledge or otherwise dispose of or create any encumbrance on the assets and business related to FunTown Business to secure financing except in the ordinary course of business, but GigaMedia may restructure the ownership structure of Funtown World and HGC and may cause Funtown World and HGC to acquire, sell or otherwise dispose of its assets and business other than the FunTown Business without TWP’s consent; provided that a 7 days prior notice shall be given to TWP before taking any such action. TWP agrees to cooperate with GigaMedia in any such action to the extent that the Pledged Stocks remain unchanged. For avoidance of any doubt, nothing in this Agreement shall GigaMedia or HGC, as the case may be, from taking any of the following actions:

1.	To proceed with the merger between HGC and Koos Broadband Telecom Limited;

2.	To sell in part or in whole, businesses currently operated by HGC;

3.	To proceed with capital reduction and/or capital increase of HGC to the extent that such capital reduction and/or capital increase will not have direct impact on the financial conditions and business operations of FunTown Business;

4.	To change the ownership structure of Funtown World and HGC for the purpose of internal restructuring (not change of control);

EXHIBIT B- 2

5.	To proceed with the sale and purchase of the assets relating to FunTown Business between Funtown World and HGC;

6.	To proceed with the sale, purchase and otherwise disposal of the business or assets of HGC other than the FunTown Business

Article 5- Disposal of the Pledge Stocks

(1)	At any time when GigaMedia shall have failed to observe or comply with any of its obligations to TWP under the terms and conditions of the Convertible Note and hereunder, TWP shall have the right to dispose of all or any part of the Pledged Stocks in settlement of their rights against GigaMedia under the terms and conditions of the Convertible Note with the proceeds from the sale of the Pledged Stocks.

(2)	TWP shall notice GigaMedia and GIL before it exercises its rights to sell the Pledged Stocks hereunder.

Article 6 – Prohibition of Assignment, Transfer or Sub-pledge

This Pledge Agreement is for the sole benefit of GigaMedia and TWP and no provisions hereof, whether express or implied, is intended, or shall be construed, to give any other person any rights or remedies, whether legal or equitable, hereunder. Without the prior consent of GigaMedia, TWP shall not transfer or sub-pledge the Pledged Stocks or assign any rights or obligations hereunder to a third party.

Article 7 - Return of the Pledged Stocks

This Agreement shall be terminated upon the occurrence of any of the following events:

(1)	GigaMedia has fully performed its obligations and fully settled the payments to TWP pursuant to the terms and conditions of the Convertible Note;

(2)	The Convertible Note is redeemed or called by GigaMedia and the payments for exercise of such redemption or call option have been fully settled pursuant to the terms and conditions of the Convertible Note;

(3)	The outstanding balance of the Convertible Note is bought back by a third party designated by GigaMedia;

(4)	The Convertible Note has assigned to a third party, other than Acer Incorporated upon the consent of GigaMedia;

(5)	TWP fails to observe its obligation pursuant to Section 8 of the terms and conditions of the Convertible Note to assign or otherwise transfer the Convertible Note to Acer Incorporated before the occurrence of the event that TWP is to be dissolved or merged into Acer Incorporated or the shares held by Acer Incorporated in TWP are below 50% of the total issued and outstanding shares of TWP; or

EXHIBIT B- 3

(6)	TWP has disposed of the Pledged Stocks according to the terms and conditions of this Agreement.

Upon termination of this Agreement, TWP shall immediately release the pledged shares, duly endorsed on the reverse side of the share certificates representing the pledged shares to effectuate the release of such share pledge before return of the share certificates to GigaMedia and GIL, respectively. TWP shall also cooperate with GigaMedia and GIL to update the shareholder rosters and corporate records of Funtown World and HGC to reflect the release of such share pledge.

Article 8 - Notice

Unless otherwise specifically provided herein, any notice required to be given hereunder shall be in writing and addressed as follows:

If GigaMedia or GIL, to:

GigaMedia Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Telecopy: +8862-8770-7955

Attention: Chief Executive Officer

GigaMedia International Holdings Limited

Address: 14Fl, No. 122 Tun Hwa North Road, Taipei, Taiwan, R.O.C

Telecopy: +8862-8770-7955

Attention: Chief Executive Officer

If to TWP Corporation, to:

TWP Corporation

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Telecopy: +8862-2696-3377

Attention: H.T. Chou

Acer Incorporated

Address: 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih Taipei Hsien, Taiwan, R.O.C.

Telecopy: +8862-8691-1009

Attention: BJ Lin

Article 9 - Amendment

No amendment or change to this Agreement may be made unless agreed upon in writing by all the parties hereto.

EXHIBIT B- 4

Article 10 - Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the R.O.C. In the event of any disputes arising from or in connection with this Agreement, the parties hereto agree that the Taipei District Court of Taiwan, ROC shall be the court of jurisdiction in the first instance.

[Signature Page Follows]

EXHIBIT B- 5

IN WITNESS WHEREOF, each of the parties has executed this Agreement by its duly authorized representative as of the date first above written.

GIGAMEDIA LIMITED

By:
Name:
Title:

GIGAMEDIA INTERNATIONAL HOLDINGS LIMITED

By:
Name:
Title:

TWP CORPORATION

By:
Name:
Title:

EXHIBIT B- 6